Exhibit 99.2

Investors and stockholders are urged to read Glamis Gold Ltd.'s prospectus on Form F-4, its Schedule TO and related documents to be filed with the SEC These documents contain important information that must be reviewed before making an investment decision. These and other documents relating to the proposed tender offer, when they are filed with the SEC, may be obtained free at the SEC's website at www.sec.gov. You may also obtain each of the documents for free (when available) from Glamis Gold Ltd. by directing your request to Glamis Investor Relations, 5190 Neil Road, Suite 310, Reno, NV 89502, telephone (775) 827- 4600.

Glamis + Goldcorp Building the Premier Gold Company

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis' hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Other Considerations" in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Building the Premier Gold Company

Terms of the Take-over Bid Glamis to acquire Goldcorp via take-over bid Glamis to offer 0.89 shares for each Goldcorp share Goldcorp warrants to be exercisable into Glamis shares No due diligence condition - Glamis has conducted intensive due diligence twice in the past twelve months Customary conditions including 66 2/3% of Goldcorp shares tendering to the bid Take-over bid also conditional on: Goldcorp not acquire or enter into any commitment to acquire shares or enter into any material agreement with Wheaton River (or alternatively) Any Goldcorp offer or agreement with Wheaton River must be conditional on the Glamis Takeover Bid not being successful and must be capable of being terminated by Goldcorp without any payment or penalty if the Glamis Takeover Bid is successful Approval by a simple majority of Glamis shares to remove the restriction on the number of common shares that Glamis may issue. Shareholder vote scheduled for February 9, 2005 Glamis Board and Management to remain in place Take-over bid mailing expected in early January and expiry set 35 days thereafter

Building the World's Premier Gold Company High quality, low cost asset base Superior growth profile with outstanding project pipeline Pure gold - no base metals and 100% unhedged Over 11 million ounces of proven and probable reserves +22 million ounces of reserves and resources Experienced mining-focused management team Financial strength Enhanced market liquidity Clear alternative to existing senior gold producers Pure gold Low cost, +million ounce producer Low risk operations entirely in the Americas Potential for substantial near-term growth through exploration

Benefits for Goldcorp Shareholders Significant premium offered Single-mine risk eliminated Maintain focus on high quality gold production - no base metal exposure and corresponding risk to gold multiple Management and leadership issues resolved - experienced team committed to long term performance Participation in gold industry's leading quality growth company Participation in promising exploration at Marigold, Marlin, El Sauzal and Cerro Blanco Key shared corporate values - firm belief in gold and a constant focus on maximizing share price Merger creates excellent platform to pursue further growth opportunities

Benefits for Glamis Shareholders Ownership of world's premier high grade gold mine Excellent potential for operational improvements and focused exploration success at Red Lake will lead to strong value creation for shareholders Addition of Red Lake strengthens Glamis' position as the leading quality gold growth story Operating strength - larger, low-cost asset base with low geopolitical risk Financial strength - highest margin among NA seniors, strong balance sheet Capital markets strength - enhanced liquidity and new peer group Glamis continues as a leader in industry consolidation History of previous integration success

History of Delivering Shareholder Value 2002 Francisco 1998 Mar-West 1999 Rayrock 2P Gold Reserves (millions) 0.25 0.50 0.75 1.00 Initial acquisition as of Jan 2004 2P Gold Reserves (millions) Marigold Mine (67%) 0.50 1.00 1.50 2.00 Initial acquisition as of Jan 2004 2P Gold Reserves (millions) 1.00 2.00 3.00 4.00 Initial acquisition as of Jan 2004

Transaction Drivers Why Red Lake? - Another "Tip of the Iceberg" opportunity What are the opportunities presented by Red Lake? Opportunity to discover more reserves and lengthen mine life Opportunity for savings through mine optimization Opportunity to increase throughput and to lower unit costs Opportunities to take a fresh look at Red Lake Camp consolidation Glamis has demonstrated a strong record of integration success: Mar-West - Launched next generation of low- cost mines Rayrock - Provided cornerstone operation in Nevada Francisco - El Sauzal was the opportunity and Marlin was the "tip of the iceberg" Merger success = recognizing and capitalizing on opportunity

Transaction Drivers Originates North American senior cost curve Total cash cost averages less than $120 over 5 years Operator of high quality showplace mines Production growth of 66% to 2007 Exploration upside Glamis has a demonstrated record of reserves growth at its mines A Pure Gold company - no base metals component Low political risk - 75% of reserves in NAFTA countries Gold production 100% unhedged Liquidity of a senior gold company with growth potential of a mid-cap Exploration still has a major impact Focused value-building acquisitions still possible Creating a Clear Alternative Gold Investment Vehicle

Introducing the New Glamis Production growth of 66% to 1.4 million ounces by 2007 5-year average production 1.3 million ounces 11.6 million ounces of Proven and Probable reserves 22.6 million ounces of reserves + resources 5-year average total cash costs of less than US$120 per ounce Approximately US$500 million of cash and equivalents Presenting the World's Premier Gold Company

Reno Marigold Red Lake San Martin Marlin El Sauzal Toronto Focus on the Americas

Low Cost, Low Risk Operations Low Cost, Low Risk Operations Low Cost, Low Risk Operations Low Cost, Low Risk Operations Marigold, Nevada Red Lake, Ontario El Sauzal, Mexico Marlin, Guatemala El Sauzal, Mexico Marlin, Guatemala

Low Geopolitical Risk 75% of reserves in NAFTA Countries Location of 2P Reserves

Production Growth 5-Year Production Profile

New Glamis - Exceptional Cash Generation Free Cash Flow Based on long-term gold price of $375/oz (2005: $400) and silver price of $5.75 (2005:$6.00).

Value Drivers Going Forward Red Lake Shaft sinking underway - enhanced production by 2007 and renewed exploration opportunity High potential for further reserves growth and extended mine life Red Lake camp opportunities El Sauzal, Chihuahua, Mexico Construction completed, exploration just beginning - new Trini zone identified Smooth start-up with positive reserve reconciliation to date Marlin, Guatemala Construction underway, first gold pour expected late 2005 A "tip of the iceberg" project with outstanding regional exploration upside Marigold, Nevada Large land position, relatively untested to north and at depth Cerro Blanco, Guatemala High grade, free-milling quartz vein system Feasibility study, including underground decline, to commence in 2005 Enhancing the Growth Story

Building the Premier Gold Producer Commission Marlin Complete shaft sinking at Red Lake and optimize long-term plan Complete Marigold expansion Complete feasibility study at Cerro Blanco Exploration Marlin Marigold El Sauzal Red Lake Opportunity for further industry consolidation Priorities Over the Next Eighteen Months

Building the Premier Gold Producer Solid operations foundation in the Americas Superior growth profile Production increasing NAV increasing Costs decreasing Strong balance sheet Gold production 100% un-hedged Exciting project and exploration pipeline Strong mining-focused management Sector consolidator Continuing the Glamis Formula

Glamis + Goldcorp Building the Premier Gold Company

Appendices - Peer Group Comparisons

New Glamis - Market Capitalization Old Peer Group - The Intermediates New Peer Group - The Seniors Source: Bloomberg and Company Reports

New Glamis - 2006E Production Old Peer Group - The Intermediates New Peer Group - The Seniors Source: Orion Securities Equity Research & Company Reports

New Glamis - Proven & Probable Reserves Old Peer Group - The Intermediates New Peer Group - The Seniors Source: Orion Securities Equity Research & Company Reports

New Glamis - Reserves + Resources Old Peer Group - The Intermediates New Peer Group - The Seniors Source: Orion Securities Equity Research & Company Reports

New Glamis - #1 in Gross Margin Average 3-Year (2005E-2007E) Gross Margin Based on average 3-year gold price of $400/oz. US$/oz. Source: Orion Securities Equity Research & Company Reports

New Glamis - #1 in Production Growth Production Growth to 2004-2007 Source: Orion Securities Equity Research & Company Reports

New Glamis - Trading Liquidity Average Daily Volume Average Daily Value Traded Source: Bloomberg (Past 6 Months)

Glamis + Goldcorp Building the Premier Gold Company